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                             January 5, 2024

       Jan F. van Eck
       President and Chief Executive Officer
       VanEck Bitcoin Trust
       c/o VanEck Digital Assets, LLC
       666 Third Avenue, 9th Floor
       New York, NY 10017

                                                        Re: VanEck Bitcoin
Trust
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed December 29,
2023
                                                            File No. 333-251808

       Dear Jan F. van Eck:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2023 letter.

       Amendment No. 6 to Registration Statement on Form S-1

       General

   1. We note that your registration statement includes a number of blanks or bracketed information, including,
for example, the Sponsor Fee, the amount of bitcoin that the Trust received and the
identification of all of the Authorized Participants with which you have an agreement at the
time of effectiveness. Please revise to include this information in your next amendment.
       Cover Page

   2. We note your cover page disclosure that, "[i]n the future, subject to the Exchange receiving the necessary
regulatory approval to permit the Trust to purchase and redeem
                                                        Shares in-kind for
bitcoin (the    In-Kind Regulatory Approval   ), the Trust may elect to
 Jan F. van Eck
VanEck Bitcoin Trust
January 5, 2024
Page 2
         permit Authorized Participants to also deliver or direct the delivery of bitcoin by third parties, or take delivery or direct the taking of delivery of bitcoin by third parties, in connection with in-kind subscription or redemption transactions." We have the following comments:
             Please revise to clarify here that the timing of in-kind regulatory approval is unknown and that there is no guarantee that the Exchange will receive in-kind regulatory approval.
             Please revise to clarify here how you will inform shareholders if the Exchange receives in-kind regulatory approval and if the Sponsor chooses to allow in-kind creations and redemptions.
             Please confirm your understanding, consistent with the undertaking required by Item
         512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.
Prospectus Summary
The Trust's Fees and Expenses, page 6

3. Please revise your disclosure to specify who is responsible for on-chain transactions fees incurred in connection with transfers or sales of bitcoin to cover fees and expenses.
Custody of the Trust's Assets
Bitcoin Account, page 7

4.       Please reconcile your disclosure here that    [o]ther than in
connection with redemptions
         (emphasis added), the assets associated with which would be
transferred to the Trust   s
         Clearing Account...    with your disclosure on page 33 that bitcoin
may be temporarily
         stored in an omnibus hot storage wallet associated with the Trust   s
Clearing Account in
         connection with both creations and redemptions, as well as in connection with transfers of bitcoin out of the Trust to pay the Sponsor Fee and to reimburse the Sponsor in bitcoin for payment of reimbursable extraordinary expenses paid by the Sponsor.
A Temporary or Permanent "Fork" of the Bitcoin Blockchain..., page 14

5.     We note the revisions you made on page 15 in response to prior comment
9. Please revise
       this risk factor, and throughout the prospectus, to clarify, if true, that the only crypto asset to be held by the Trust will be bitcoin. In particular, please clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to
FirstName LastNameJan F. van Eck
       irrevocably abandon the Incidental Rights or IR Virtual Currency, and in the event the
Comapany
       TrustNameVanEck      Bitcoin
              seeks to change       Trust an application would need to be filed
with the SEC by
                               this position,
Januaryyour  listing
         5, 2024     exchange
                  Page  2      seeking approval to amend its listing rules.
FirstName LastName
 Jan F. van Eck
FirstName  LastNameJan
VanEck Bitcoin  Trust F. van Eck
Comapany
January    NameVanEck Bitcoin Trust
        5, 2024
January
Page 3 5, 2024 Page 3
FirstName LastName
Risk Factors
Risk Associated with Investing in the Trust
If The Custody Agreement or Clearing Agreement Is Terminated, page 33

6. We note your response to prior comment 8 and re-issue in part. Please revise to enhance this risk factor to address the risks associated with having to replace the Liquidity
         Providers, including the risks associated with the insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the
         Liquidity Providers.
The Trust's Service Providers
The Bitcoin Custodian
The Bitcoin Custodian's Role in the Clearing Agreement, page 79

7. We note your response to prior comment 13 and re-issue in part. Please revise to describe
         Gemini Clearing   s policies and procedures with respect to any assets
held by it on behalf
         of the Trust, and who will be responsible for any fees associated with bitcoin transactions between the Authorized Participants, Bitcoin Custodian and Gemini Clearing.
Creation and Redemption of Shares, page 88

8. We note your disclosure that the Sponsor shall arrange for bitcoin required by the
         Creation Basket to be sold to a Liquidity Provider and that the Liquidity Provider shall be responsible for delivering bitcoin to the Trust. We also note your disclosure that for redemptions, the Trust shall select a Liquidity Provider and execute a trade to sell the bitcoin in exchange for cash to be delivered on the settlement date for a Redemption
         Order. Please revise to identify the Liquidity Provider.
Financial Statements
Notes 2. Significant Accounting Policies
C. Investment Valuation, page F-3

9. Refer to your responses to comment 7 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820.
         Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.
 Jan F. van Eck
FirstName  LastNameJan
VanEck Bitcoin  Trust F. van Eck
Comapany
January    NameVanEck Bitcoin Trust
        5, 2024
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       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:      Clifford Cone